Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Northcore Reports Third Quarter 2009 Financial Results

            (TSX: NTI; OTCBB: NTLNF)

            TORONTO, Nov. 11 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today its interim financial results for the third quarter ended September 30,
2009. All figures are reported in Canadian dollars.
            In the third quarter of 2009, Northcore reported consolidated revenues of
$213,000, representing a slight increase from the $208,000 realized in the second quarter of 2009 and the $200,000 of revenues in the third quarter of
2008.
            Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.
            Northcore reported a loss for the third quarter of $610,000 or $nil per share, basic and diluted. This compares to a loss of $433,000 or $nil per share, basic and diluted, in the second quarter of 2009. Adjusting the second quarter for a non-recurring reduction in settlement of past debts with a creditor for $240,000, there was a nine percent sequential improvement from operations in the third quarter. In the third quarter of 2008, Northcore reported a loss of $536,000 or $0.01 per share, basic and diluted.
            As at September 30, 2009, Northcore held cash and cash equivalents of
$661,000, and accounts receivable of approximately $247,000.

            Operating Highlights

            Northcore completed the following customer and operating activities in the period:

            <<
            -   Implemented a new media marketing platform supporting high value assets for a major strategic partner that enables high resolution close-up viewing of asset detail. This brings a new level of image quality to the industry, heretofore only provided by world leading art galleries and museums;
            -   Worked with a key strategic partner to ensure the GE Asset Manager suite of products meet compliance and regulatory requirements through their certification process;
            -   Began a "Liberate Your Working Capital" sales campaign in the U.S.
                and Canada;
            -   Introduced the Working Capital Engine(TM) product and services offering by Southcore Technologies Ltd. through participation in the government sponsored eTeck ICT Symposium in Trinidad;
            -   Closed an equity private placement, securing net proceeds of $495,000 through the issuance of common shares; and
            -   Completed a series of debt to equity conversions by investors totaling $596,000.
            >>

            Highlights subsequent to the quarter ended September 30, 2009:

            <<
            -   A Memorandum of Understanding with Home Hardware Stores Limited to provide an intranet for Home Hardware Dealers across Canada to more efficiently source assets for their business needs; and
            -   An additional $477,000 in debt to equity conversions by investors, resulting in the equity conversion of all remaining Series K
                Debentures and improving the reduction in the Company's total liabilities to 57 percent since the start of 2009.
            >>

            Outlook

            "We have customers that can evidence clear savings from their investment in Northcore's Working Capital Engine(TM). A substantial return on investment is a cornerstone of our value proposition to prospective customers and we are encouraged by their receptivity. While current economic conditions continue to challenge many, at Northcore we see opportunity. We now look forward to producing tangible financial results for our shareholders through expanded deployment of our cost saving technology solutions," said Duncan Copeland, CEO of Northcore Technologies.
            Northcore will hold a conference call at 10:00 a.m. (Eastern time) on
Thursday November 12 to discuss its financial results and review operational activities. Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, http://www.northcore.com/events.html.

            <<
            About Northcore Technologies Inc.
            ---------------------------------
            >>

            Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
            Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
            Northcore also owns a 40 percent interest in Southcore Technologies Ltd., a strategic partnership with the Pan Pacific Group International Ltd. ("Pan
Pacific"). Through this collaboration, Pan Pacific markets Northcore's proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.
            Additional information about Northcore can be obtained at
www.northcore.com.

            This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

            <<
                                 Northcore Technologies Inc.
                                 Consolidated Balance Sheets
                         (expressed in thousands of Canadian dollars)
                                 (Canadian GAAP, Unaudited)
            -------------------------------------------------------------------------

                                             ----------------------------------------
                                              September 30  Septmber 30  December 31
                                                   2009         2009         2008
                                             ----------------------------------------
                                                (Unaudited)  (Unaudited)    (Audited)
                                                              (in US$)

                                                             translated
                                                            into US$ at
                                                            Cdn$ 1.0719
                                                                for
                                                            convenience

            Cash                                 $     661    $     617    $     460
            Other current assets                       293          273          333
            Other assets                               565          527           19
                                             ----------------------------------------
              Total assets                       $   1,519    $   1,417    $     812
                                             ----------------------------------------
                                             ----------------------------------------

            Accounts payable and accrued
             liabilities                         $     543    $     507   $      948
            Deferred revenue                           100           93           30
            Current portion of long term debts         661          617        1,507
            Non-current portion of long
             term debts                                443          413          730
            Total shareholders' deficiency            (228)        (213)      (2,403)
                                             ----------------------------------------
              Total liabilities and
               shareholders' deficiency          $   1,519    $   1,417    $     812
                                             ----------------------------------------
                                             ----------------------------------------

                                 Northcore Technologies Inc.
               Consolidated Statements of Operations and Comprehensive Income
                (expressed in thousands of dollars, except per share amounts)
                                 (Canadian GAAP, Unaudited)

                          ----------------------------- -----------------------------
                                Three Months Ended             Nine Months Ended
                          ----------------------------- -----------------------------
                                   September 30                   September 30
                          ----------------------------- -----------------------------
                            2009      2009      2008      2009      2009      2008
                            ($C)      ($US)     ($C)      ($C)      ($US)     ($C)
                          ----------------------------- -----------------------------

                                    translated                    translated
                                   into US$ at                   into US$ at
                                   Cdn$ 1.0719                   Cdn$ 1.0719
                                       for                           for
                                   convenience                   convenience

            Revenues       $   213   $   199   $   200   $   580   $   541   $   564
                          ----------------------------- -----------------------------

            Operating
             expenses:
              General and
               admini-
               strative        328       306       339       927       865     1,180
              Customer
               service and
               technology      191       178       165       545       508       518
              Sales and
               marketing        55        51        18       125       117       101
              Employee
               stock
               options           5         5         9        92        86        28
              Depreciation       7         7         8        23        21        26
                          ----------------------------- -----------------------------
            Total
             operating
             expenses          586       547       539     1,712     1,567     1,853
                          ----------------------------- -----------------------------

            Loss from
             operations       (373)     (348)     (339)   (1,132)   (1,056)   (1,289)
                          ----------------------------- -----------------------------

            Interest
             expense:
              Cash
               interest
               expense          64        60        93       222       207       241
              Accretion
               of secured
               subordi-
               nated notes     173       161       104       448       418       273
                          ----------------------------- -----------------------------
            Total interest
             expense           237       221       197       670       625       514
                          ----------------------------- -----------------------------

                          ----------------------------- -----------------------------

            Loss and
             comprehensive
             loss for the
             period        $  (610)  $  (569)  $  (536)  $(1,802)  $(1,681)  $(1,803)
                          ----------------------------- -----------------------------
                          ----------------------------- -----------------------------
            Loss per
             share, basic
             and diluted   $ (0.00)  $ (0.00)  $ (0.00)  $ (0.01)  $ (0.01)  $ (0.02)
                          ----------------------------- -----------------------------
                          ----------------------------- -----------------------------

            Weighted
             average
             number of
             shares
             outstanding,
             basic and
             diluted
             (000's)       145,883   145,883   108,881   135,106   135,106   108,678
                          ----------------------------- -----------------------------
                          ----------------------------- -----------------------------
            >>

            %SEDAR: 00019461E          %CIK: 0001079171

            /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, Fax: (416) 640-0412, E-mail:
InvestorRelations(at)northcore.com/
            (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 17:15e 11-NOV-09